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SEC FILE NUMBER
8-44815

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNK Advisory Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Valley Center Parkway, Suite 140
(No. and Street)

Bethlehem (City) PA (State) 18017-2267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Koontz 610-332-0440
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. R. Snodgrass, A.C.
(Name — *if individual, state last, first, middle name*)

1000 Stonewood Drive, Suite 200 (Address) Wexford (City) PA (State) 15090 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Kevin Koontz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNK Advisory Group, Inc., as of 12/31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

2-26-02



Notarial Seal
Sandra Lee Miller, Notary Public
Hanover Twp., Lehigh County
My Commission Expires Oct. 5, 2004
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNK ADVISORY GROUP, INC.

NORTHAMPTON, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2001

BNK ADVISORY GROUP, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2001

	Page Number
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Schedule I Computation of Net Capital Computation of Total Aggregate Indebtedness Computation of Basic Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission	9

SNODGRASS
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BNK Advisory Group, Inc.

We have audited the accompanying statement of financial condition of BNK Advisory Group, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BNK Advisory Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass, A.C.

Wexford, PA
January 25, 2002

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090~8399 Phone: 724~934~0344 Facsimile: 724~934~0345

BNK ADVISORY GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 139,911	$ 35,878
Deposit with clearing organization	36,362	35,209
Commissions receivable-clearing organization	235,771	255,247
Furniture and equipment, at cost less accumulated depreciation of $72,729 and $72,180	52,735	550
Other assets	67,379	31,747
Total assets	$ 532,158	$ 358,631
LIABILITIES		
Accrued salaries and commissions	$ 103,001	$ 56,516
Accrued employee benefits	93,670	84,006
Other liabilities	104,394	44,028
Total liabilities	301,065	184,550
STOCKHOLDERS' EQUITY		
Common stock, no par; 1,000 shares authorized, 100 shares issued and outstanding	140,000	140,000
Retained earnings	91,093	34,081
Total stockholders' equity	231,093	174,081
Total liabilities and stockholders' equity	$ 532,158	$ 358,631

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2001	2000
REVENUES		
Commissions	$ 3,947,291	$ 2,594,547
Other income	43,165	11,576
Total revenues	3,990,456	2,606,123
EXPENSE		
Compensation and benefits	3,114,930	1,989,417
Occupancy and equipment expense	69,975	61,961
Clearing charges	89,849	89,004
Customer safekeeping charges	22,401	11,078
Professional services	299,018	196,690
Other operating expenses	308,928	225,536
Total expenses	3,905,101	2,573,686
Income before income taxes	85,355	32,437
Income tax expense	28,343	7,734
NET INCOME	$ 57,012	$ 24,703
EARNINGS PER SHARE	$ 570.12	$ 247.03
AVERAGE SHARES OUTSTANDING	100	100

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, December 31, 1999	$ 140,000	$ 9,378	$ 149,378
Net income		24,703	24,703
Balance, December 31, 2000	140,000	34,081	174,081
Net income		57,012	57,012
Balance, December 31, 2001	$ 140,000	$ 91,093	$ 231,093

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2001	2000
OPERATING ACTIVITIES		
Net income	$ 57,012	$ 24,703
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation and amortization	29,246	16,559
Changes in operating assets and liabilities:		
(Decrease) increase in commissions receivable	19,476	(117,555)
Increase (decrease) in accrued salaries and commissions	46,485	(314,846)
Other, net	33,245	(23,842)
Net cash provided by (used for) operating activities	185,464	(414,981)
INVESTING ACTIVITIES		
Purchase of premises and equipment	(81,431)	(14,998)
Increase (decrease) in cash and cash equivalents	104,033	(429,979)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,878	465,857
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 139,911	$ 35,878

The accompanying notes are an integral part of these financial statements.

BNK ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

BNK Advisory Group, Inc. (the "Company") is a Pennsylvania corporation that derives substantially all of its income by rendering comprehensive investment services to financial institutions in Pennsylvania, Ohio, New York, and New Jersey. The Company executes investment transactions at the direction and on behalf of these customers. The securities are cleared and commissions earned through a third-party agent and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is subject to examination and supervision by the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Commissions

Commission income is recognized on an accrual basis using the transaction settlement date.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

The income tax provisions for federal and state are calculated using the current prevailing corporate income tax rates and taxable earnings generated for each period presented.

Deferred tax liabilities, which are comprised solely of a temporary difference due to depreciation expense, are reflected at currently enacted income tax rates applicable to the period in which this tax liability is expected to be realized or settled. As changes in tax laws or rates are enacted, the deferred tax liabilities would be adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax liability from period to period.

Earnings Per Share

The Company currently maintains a simple capital structure; thus, there are no dilutive effects on earnings per share. As such, earnings per share are calculated using the weighted-average number of shares of common stock outstanding for the periods.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Statement

The Company has defined cash equivalents as cash and both interest and noninterest-bearing bank deposits. The Company paid no interest expense in 2001 and 2000. Income taxes paid during 2001 and 2000 totaled $8,100 and $6,863, respectively.

2. DEPOSIT WITH CLEARING ORGANIZATION

A minimum of $25,000 in cash is required to be deposited with the third-party clearing firm as part of the operating agreement.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $105,788 that was $85,737 in excess of its required net capital of $20,051. The Company's net capital ratio was 2.85 to 1.

4. EMPLOYEE BENEFITS

The Company makes discretionary payments to a trusteed, defined contribution profit sharing plan covering substantially all employees. Contributions under the plan are determined annually by the Board of Directors. The annual contribution amounted to $93,670 and $85,731 for the years 2001 and 2000, respectively.

The profit sharing plan also includes an integrated 401(k) savings plan, which permits employees to make pre-tax contributions. The Company may also make discretionary matching contributions. The Company's contribution to the plan is based on the matching of voluntary contributions of up to six percent of an individual's compensation. Expense resulting from the Company's matching contributions was $34,150 and $26,386 for 2001 and 2000, respectively. Employee contributions are vested at all times, and Company matching and discretionary contributions are fully vested after six years of service.

5. INCOME TAXES

The provision for income taxes is comprised of the following for the year ended December 31:

	2001	2000
Current payable:		
Federal	$ 18,232	$ 5,198
State	10,194	2,770
Deferred portion	(83)	(234)
Total	$ 28,343	$ 7,734

6. CONCENTRATIONS

The Company maintains cash balances at several banks. The Federal Deposit Insurance Corporation up to $100,000 insures accounts at each institution. Uninsured bank deposits at December 31, 2001 were $159,566. There were no uninsured deposits at December 31, 2000.

6. CONCENTRATIONS (Continued)

The Company's primary business activity is with financial institutions with less than $1 billion in assets located in Pennsylvania, Ohio, New York, and New Jersey. Accordingly, the revenue stream of the Company is dependent on the economic and financial conditions of the financial institutions industry in these states.

7. COMMITMENTS

The Company entered into a non-cancelable five-year operating lease as of December 1996. The Company elected not to renew the five-year lease upon expiration and entered into a new ten-year lease commencing on January 1, 2002. Lease expense for the years ending December 31, 2001 and 2000 totaled $33,437 and $28,950, respectively.

Future minimum annual lease payments are:

2002	$	116,350
2003		119,840
2004		123,436
2005		127,139
2006		130,953
2007 and thereafter		599,754
	$	1,217,472

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, the Company records clients' transactions on a settlement date basis which generally can occur up to 30 days subsequent to the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2001 and 2000, the Company had unsettled transactions of approximately $15,000,000 and $5,100,000, respectively.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash, deposit with clearing organization, and commissions receivable would be considered financial instruments. At December 31, 2001 and 2000, the carrying amount of these financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying statement of financial condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 8, to deliver these financial instruments.

SCHEDULE I

BNK ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL
COMPUTATION OF TOTAL AGGREGATE INDEBTEDNESS
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL				
Total stockholders' equity			$	231,093
Deductions for nonallowable assets:				
Furniture, equipment, and leasehold improvements	$	52,735		
Other assets		67,379		120,114
Net capital before haircuts				110,979
Less haircuts on securities				5,191
Net capital after haircuts				105,788
TOTAL AGGREGATE INDEBTEDNESS				
Accrued expenses			$	301,065
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital required			$	20,051
Excess net capital at 1500%			$	85,737
Excess net capital at 1000%			$	75,681
Ratio: Aggregate indebtedness to net capital				2.85
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)				
Net capital, as reported in Company's Part II (Unaudited) FOCUS report			$	76,746
Net audit adjustments				29,042
Net capital per above			$	105,788